Supplement dated April 30, 2015, to the
Prospectus for your Variable Annuity
Issued by

LINCOLN BENEFIT LIFE COMPANY

This supplement amends certain disclosure contained in the prospectus for your Variable Annuity contract issued by Lincoln Benefit Life Company. If you would like another copy of the current prospectus, please call our Variable Annuities Service Center at (800) 457-7617.

Liquidation of Van Eck VIP Multi-Manager Alternatives Fund

The Van Eck VIP Multi-Manager Alternatives Fund (the “Fund”), a series of the Van Eck VIP Trust (the “Trust”) is scheduled to terminate and liquidate on June 3, 2015 (the “Liquidation Date”). The Fund is currently engaging in activities solely for purpose of winding down its business and affairs and is not employing its principal investment strategies or pursing its investment objective.

On the Liquidation Date, the Fund will no longer be available under your annuity contract, and any Contract Value allocated to the Fund will be transferred, as of the close of business on the Liquidation Date, to the PIMCO Money Market Portfolio.

Please note that you have the ability to transfer out of the Fund any time prior to the Liquidation Date.  Such transfers will be free of charge and will not count as one of your annual free transfers under your annuity contract.  Also, for a period of 60 days after the Liquidation Date, any Contract Value that was transferred to the PIMCO Money Market Portfolio as the result of the liquidation can be transferred free of charge and will not count as one of your annual free transfers.  It is important to note that any Portfolio into which you make your transfer will be subject to the transfer limitations described in your prospectus.  Please refer to your prospectus for detailed information about investment options.

After the Liquidation Date, the Fund will no longer exist and, unless you instruct us otherwise, any outstanding instruction you have on file with us that designates the Fund will be deemed instruction for the PIMCO Money Market Portfolio.  This includes, but is not limited to, systematic withdrawals and Dollar Cost Averaging.

You may wish to consult with your financial professional to determine if your existing allocation instructions should be changed before or after the Liquidation Date.

If you have any questions, please contact your financial representative or our Variable Annuities Service Center at (800) 457-7617.  Our representatives are available to assist you Monday through Friday between 7:30 a.m. and 5:00 p.m. Central time.

        Please keep this supplement for future reference together with your prospectus.  No other action is required of you.